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SECURITIES ... ON
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04001622

SEC MAIL RECEIVED PROCESSING
FEB 12 2004
WASH, D.C. SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SinoPac Securities (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Montgomery Street, Suite 800
(No. and Street)

San Francisco, (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hong 415-291-9120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mah & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One Embarcadero Center, Suite 711, San Francisco, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert K. Mah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SinoPac Securities (USA) Ltd., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Partner

Title

Notary Public

YOLANDA C. AQUINO
Commission # 1324694
Notary Public - California
San Francisco County
My Comm. Expires Nov 7, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL RECEIVED PROCESSING
FEB 12 2004
WASH. D.C. 165 SECTION

SINOPAC SECURITIES (USA) LTD.

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2003
TOGETHER WITH
INDEPENDENT AUDITORS' REPORT

SINOPAC SECURITIES (USA) LTD.
DECEMBER 31, 2003

Table of Contents

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
SinoPac Securities (USA) Ltd.:

We have audited the accompanying balance sheet of SinoPac Securities (USA) Ltd. (a Delaware corporation) as of December 31, 2003, and the related statements of operations, shareholders' investment, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SinoPac Securities (USA) Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mah & Associates, LLP

San Francisco, California
January 06, 2004

ONE EMBARCADERO CENTER, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111, TEL 415 981-1111

SINOPAC SECURITIES (USA) LTD.

BALANCE SHEET - DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	640,994
Cash segregated under SEC regulations		2,500
Commission receivable		45,700
Employee advances		1,500
Prepaid expenses		12,914
Total current assets	$	703,608
PROPERTY AND EQUIPMENT, at cost:		
Office equipment	$	25,921
Furnitures and fixtures		9,852
Leasehold improvements		5,958
	$	41,731
Less - accumulated depreciation		9,356
	$	32,375
DEPOSITS	$	55,710
Total assets	$	791,693

LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES, accounts payable	$	5,364
COMMITMENTS		
SHAREHOLDERS' INVESTMENT:		
Common stock, $0.01 par value -		
Authorized -- 2,000 shares		
Issued and outstanding -- 2,000 shares	$	20
Additional paid-in-capital		1,999,980
	$	2,000,000
Accumulated deficit		(1,213,671)
Total shareholders' investment	$	786,329
Total liabilities and shareholders' investment	$	791,693

The accompanying notes are an integral part of this financial statement.

SINOPAC SECURITIES (USA) LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	$	112,902
EXPENSES:		
Salaries	$	306,395
Depreciation		4,931
Employee housing expenses		1,250
Training		2,460
Office rent		31,397
Professional fees		23,894
Payroll taxes		20,485
Licenses and permits		5,040
Insurance		14,225
Telephone		9,248
Equipment rent		23,882
Office expenses		13,543
Taxes		26,119
Travel and entertainment		28,520
	$	511,389
Loss from operations	$	(398,487)
OTHER INCOME:		
Interest income		13,716
NET LOSS	$	(384,771)

The accompanying notes are an integral part of this financial statement.

SINOPAC SECURITIES (USA) LTD.

STATEMENT OF SHAREHOLDERS' INVESTMENT

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid-in-Capital	Accumulated Deficit	Total
BALANCE - DECEMBER 31, 2002	$ 20	$ 1,999,980	$ (828,900)	$ 1,171,100
Net loss	-	-	(384,771)	(384,771)
BALANCE - DECEMBER 31, 2003	$ 20	$ 1,999,980	$ (1,213,671)	$ 786,329

The accompanying notes are an integral part of this financial statement.

SINOPAC SECURITIES (USA) LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(384,771)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$	4,931
Changes in assets and liabilities:		
Cash segregated under SEC regulations		(1,755)
Receivables		(41,418)
Prepaid expenses		(9,049)
Deposits		(48,320)
Payables		(5,048)
Total adjustments	$	(100,659)
Net cash used in operating activities	$	(485,430)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	$	(31,230)
Net cash used in investing activities	$	(31,230)
NET DECREASE IN CASH	$	(516,660)
CASH - BEGINNING OF PERIOD		1,157,654
CASH - END OF PERIOD	$	640,994
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of this financial statement.

SINOPAC SECURITIES (USA) LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. **Summary of Significant Accounting Policies**

General -- SinoPac Securities (USA) Ltd., (a Delaware corporation) (the Company), a wholly owned subsidiary of SinoPac Securities (Cayman) Holdings Limited. The Company provides services and products relating to the Greater China marketplace for U.S. investors.

Basis of Accounting -- The Company uses the accrual method of accounting for financial reporting and income tax purposes.

Commissions -- Commissions are recorded when earned.

Cash and Cash Equivalents -- The Company considers all short-term investments purchased with a maturity of three months or less to be cash equivalents for the statements of cash flows.

Depreciation -- Property and equipment is recorded at cost. Depreciation is calculated on a straight-line basis over the following estimated useful lives.

Type of Property	Life
Office Equipment	3 to 5 years
Furniture and Fixtures	5 to 7 years
Leasehold Improvements	5 to 7 years

Concentration of Credit Risk -- Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of deposits greater than $100,000 with each financial institution. The Company had cash deposits subject to risk in excess of this amount not insured by the Federal Deposit Insurance Corporation during the year. Management periodically reviews its cash policies and believes any potential accounting loss is minimal.

Estimates Included in the Financial Statements -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash Segregated Under SEC Regulations

Cash of $2,500 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $650,821, which was $550,821 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.01 to 1.

Net capital was as follows:

Total stockholders' equity	$	786,329
Stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital	$	786,329
Subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings	$	786,329
Nonallowable assets		135,508
Net capital before haircuts on securities positions	$	650,821
Haircuts on securities		-
Net Capital	$	650,821

The Company operates under a "fully-disclosed' basis, whereby the Company will not hold customer funds or safekeep customer securities. Therefore, the computation pursuant to Rule 15c3-3 is not required.

Statement of changes in liabilities Subordinated to claims of general Creditors – (d) (2)	None

4. Lease Commitments

The Company leases an office facility under an operating lease, which expires on September 30, 2006. The following is a schedule of the minimum future lease payments:

Year Ending		Total
December 31, 2004		34,632
December 31, 2005		34,632
December 31, 2006		25,974
	$	95,238

The total rent expense was $31,397 during the year ended December 31, 2003.

5. Related Party Transactions

The Company earned $80,692 and $32,173 of commission income from its parent and other affiliated companies during the year ended December 31, 2003. The Company also has a commission receivable of $32,254 and $13,446 from its parent and other affiliated companies as of December 31, 2003.

6. Provision for Income Tax

The provision for income taxes were as follows:

	Federal	State	Total
Current	$ -	$ -	$ -
Tax benefit of net operating loss carryovers	$ (118,000)	$ (33,000)	$ (151,000)
Allowance for deferred income tax asset/liability	118,000	33,000	151,000
Total tax expense	$ -	$ -	$ -

The Company had net operating loss carryovers totaling $1,127,000 as of December 31, 2003. The net operating loss of $1,127,000 can be carried forward and offset future taxable income. If not used, the carryovers will expire as follows:

	Operating Losses
2019	$ 58,000
2020	137,000
2021	205,000
2022	366,000
2023	361,000
	$ 1,127,000

The Company has established a valuation reserve equal to the $443,400 tax asset, created by the net operating losses, because future taxable income is not assured. The valuation will be reversed in future periods when taxable income is generated by the Company.

SCHEDULE I

SINOPAC SECURITIES (USA) LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Total stockholders' equity	$	786,329
Stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital	$	786,329
Subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings	$	786,329
Nonallowable assets		135,508
Net capital before haircuts on securities positions	$	650,821
Haircuts on securities		-
NET CAPITAL	$	650,821
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)		
NET CAPITAL, as reported in company's Part II (unaudited) FOCUS report	$	650,820

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
SinoPac Securities (USA) Ltd.:

In planning and performing our audit of the financial statements of SinoPac Securities (USA) Ltd. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ONE EMBARCADERO CENTER, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111, TEL 415 981-1111

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mah & Associates, LLP

San Francisco, California
January 06, 2004